82-2142

invensys

03007176

SUPPL

BTRsec/RLS Admin/Letters/2003/0018

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED MAR - 4 2003 WASH. D.C. 181

25 February 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed two regulatory announcements released to the London Stock Exchange concerning price monitoring extensions.

Yours faithfully,

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dw 3/7

"emailalert@hemscott.co.uk" <emailalert

25/02/2003 16:54

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Price Monitoring Extension

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9624H
Invensys PLC
25 February 2003

A Price Monitoring Extension has been activated in this security.

END

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SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
25/02/2003 17:10

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Second Price Monitoring Extn

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9641H
Invensys PLC
25 February 2003

A second Price Monitoring Extension has been activated in this security.

END

APMTAMFTMMITBMJ
For more information and to contact AFX: www.afxnews.com and www.afxpress.com